Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Reports Preclinical Data at American Association of Cancer Research (AACR) Annual Conference

MELBOURNE, Australia, and MENLO PARK, California, U.S.A. (April 17, 2007). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today the presentation of new preclinical data on its lead compound, Ceflatonin® (homoharringtonine, or HHT), demonstrating its oral bioavailability and further describing the drug’s mechanism of action. Ceflatonin is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) patients who are resistant to tyrosine kinase inhibitor (TKI) therapy, where the drug is administered by subcutaneous injection. Also presented at the meeting was data supporting the potential of one of ChemGenex’s preclinical compounds as a therapeutic agent for cancer patients who are resistant to the chemotherapeutic drug cisplatin.

Each of the preclinical findings were presented as poster presentations at the American Association of Cancer Research (AACR) 98th Annual Meeting in Los Angeles, California.

Highlights of the posters include:

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Data in rodent models showing that Ceflatonin is orally bioavailable. A range of different oral delivery systems were compared with intra-peritoneal (IP) delivery of HHT, and it was found that efficacy was similar via either route. This finding supports the potential development of oral delivery forms in the future, which could provide improved convenience for patients and extended patent protection for ChemGenex. (Abstract 4730).

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New information on the mechanism of action for HHT, which has previously been identified as an inhibitor of protein synthesis. The new data demonstrate that Ceflatonin regulates the binding of transcription factors in a more specific manner than the non-specific protein synthesis inhibitor, cycloheximide. At doses of similar toxicity, cycloheximide affects a larger number of transcription factors than HHT, and the effects of HHT on transcription factors appear to be more specific. This result adds to the growing body of research defining the mechanism of action of Ceflatonin in CML and other leukemias. (Abstract 4843).

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The discovery by a team led by Drs Siddik and Khokhar at the M.D. Anderson Cancer Center in Houston, Texas that in ovarian cancer cells, a ChemGenex preclinical drug candidate CXS299 up-regulates the expression of the tumor suppressor p53 and circumvents resistance to cisplatin, one of the ‘standards of care’ in the treatment of ovarian cancer. This data further support the potential for CXS299 as a therapeutic agent for patients who have inherent resistance or who develop resistance to cisplatin. (Abstract 3194).

Greg Collier, Ph.D., ChemGenex’s Managing Director and Chief Executive Officer said, “While our current focus is on progressing Ceflatonin through the current phase 2/3 clinical trials in CML to

ChemGenex Reports Preclinical Data at American Association of Cancer Research (AACR) Annual Conference

support the filing of an initial new drug application (NDA) for this molecule, this data continue to highlight the potential of the ChemGenex pipeline. They demonstrate we have the potential to augment our product portfolio over the coming years not only with enhancements to Ceflatonin, but also with new product candidates for diseases like ovarian cancer that represent significant unmet needs.”

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes and obesity. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes and obesity programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304